J. James Jenkins, Jr.
PHONE: (615) 742-6236
FAX: (615) 742-2736	315 Deaderick Street, Suite 2700
E-MAIL: jjenkins@bassberry.com	Nashville, Tennessee 37238-3001
(615) 742-6200
May 22, 2009
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	First Acceptance Corporation
Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2008 (the “Form 10-K”);
Quarterly Report on Form 10-Q for the Quarterly Period Ended December 31, 2008 (the “Form 10-Q”) and Definitive Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders (the “Proxy”).
Form 10-K filed on September 11, 2008; Form 10-Q filed on February 9, 2009; Proxy filed on October 6, 2008
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of First Acceptance Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 7, 2009 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses in this letter correspond to the comments in the Comment Letter, which for your convenience have been incorporated into this letter in italics.
     In accordance with the Comment Letter, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Form 10-Q and the Proxy; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, the Form 10-Q and the Proxy; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended June 30, 2008
Business
Loss and Loss Adjustment Expense Reserves, page 5
1.	Refer to your response to comment one. Please clarify to state, if true, that no change in the key assumptions had a significant impact to the results of operations (i.e. net loss before income taxes). Otherwise, please provide the information requested under our original comment one.

Mr. Jim B. Rosenberg
May 22, 2009

Response: The Company did not make any significant changes in the key assumptions from the prior year in determining its June 30, 2008 loss reserves that had a significant impact on the Company’s results of operations for the year ended June 30, 2008.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Year Ended June 30, 2008
Loss and Loss Adjustment Expenses, page 32
2.	Refer to your response to comment three. As it was stated in our original comment two, the materiality assessment should also consider the impact on your operations. Since the $1.4 million change in loss reserve was material to your net loss before income taxes, please revise your discussion to disclose the nature and amount of each factor contributing to the change.
Response: The following is an example of the disclosure the Company proposes to include in its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2009, to discuss in more detail the factors contributing to changes in the Company’s loss reserves:
“For the year ended June 30, 2008, we experienced favorable development for prior accident periods of approximately $1.4 million. For the year ended June 30, 2007, we experienced negative development for losses occurring in prior accident periods of approximately $3.9 million. The favorable development for the year ended June 30, 2008 was due to lower than anticipated severity and frequency of accidents in certain states in which we operate. There was no individual factor that had a material impact on our loss reserves for the year ended June 30, 2008. The estimation process for the year ended June 30, 2007 was impacted by our limited historical loss experience in our newer states, which required more judgment in determining our loss reserve estimates for those states.”
Definitive Proxy Statement on Schedule 14A filed October 6, 2008
Executive Compensation
3.	We note your response pertaining to bonuses and reissue the comment in part. The proxy statement indicates executive officers are entitled to “annual cash bonus awards equal to up to a specified percentage of their annual salaries, based upon the attainment of performance-based objectives to be established by the Compensation Committee....” Please expand the discussion to describe the performance-based objectives established by the Compensation Committee. If there were no performance-based objectives established then you should revise your disclosure accordingly and clearly explain the Compensation Committee’s analysis in determining the amount of the executive’s cash awards, which you say was based on its review of the Company’s and each individual’s performance during the year. If this performance was the basis for its cash bonus awards, then you should specifically discuss what it was about such performance that merited the awards given.

4.	We note your statement that cash bonuses were paid “based upon the factors set forth in the proxy statement.” We also note the statement that “the Compensation Committee considers that compensation should be linked to operating performance...,” however we

Mr. Jim B. Rosenberg
May 22, 2009

are unable to determine what, if any, other factors were considered. As previously requested, please describe the factors considered by the Compensation Committee in determining the bonus awards.

5.	We note the reference to the successful implementation of “several management and operational initiatives that will benefit the Company in the future....” If these are the factors considered by the Compensation Committee in lieu of operating performance, the discussion should be revised to state this fact. In addition, the discussion should be expanded to specifically describe the management and operational initiatives that were successfully implemented.

6.	We note your response that “the Compensation Committee did not quantify or estimate any future economic benefit the Company may receive as a result of the management and operational initiatives implemented by management during 2008.” Please expand the discussion to explain whether the Compensation Committee determined the operational and management benefits the Company will receive in the future were at least commensurate with the bonuses that were paid.
Response: The Compensation Committee did not establish performance criteria or performance targets to determine bonus compensation for the Company’s executive officers during fiscal year 2008. For fiscal 2008, two of the Company’s executive officers received an aggregate of $158,750 of cash bonuses pursuant to minimum bonus guarantees contained in their employment agreements. For fiscal 2008, the Compensation Committee also approved an aggregate of $115,000 of discretionary bonuses to the Company’s executive officers. In determining whether to award discretionary bonuses to executive officers and in determining the amount of those bonuses, the Compensation Committee considered the Company’s performance during 2008, which was adversely impacted by difficult economic conditions, and each individual executive officer’s performance. In evaluating the executive officers’ performance, the Compensation Committee considered the leadership provided by the executive officers to the Company during the difficult operating environment in 2008 and organizational and operational initiatives implemented by the executive officers that the Compensation Committee believed would benefit the Company during 2009 and in future periods. The initiatives implemented during 2008 include: reorganization of the Company’s sales and marketing efforts; improvement in the Company’s underwriting and claim handling practices; evaluation and upgrade of the Company’s information technology systems; review of the Company’s rates in all of its markets and submission of new rate filings where required; and improvement in the Company’s financial reporting processes.
The following revised disclosure from the Proxy reflects the above discussion:
“Cash Bonus. The Compensation Committee considers that compensation should be linked to operating performance. To achieve this link with regard to short-term performance, the Compensation Committee relies on cash bonuses awarded to our executive officers and other key employees. In determining the amount to be awarded to our executive officers, including our named executive officers, our Compensation Committee made its determinations on an individual executive officer basis. Pursuant to the terms of their employment agreements, our executive officers are entitled to annual cash bonus awards equal to up to a specified percentage of their annual salaries~~,~~ based upon the attainment of performance-based objectives to be established by the Compensation Committee~~, provided that the annual bonus for~~. The employment agreements between the Company and Edward L. Pierce and Kevin P. Cohn provide that the annual

Mr. Jim B. Rosenberg
May 22, 2009

bonus for Messrs. Pierce and Cohn for fiscal 2008 were to be no less than $75,000 and $83,750, respectively.
The Compensation Committee did not establish performance–based objectives for 2008. Each individual executive officer’s 2008 cash bonus award was determined by the Compensation Committee based upon a review of the Company’s and each individual’s performance during the year. In determining cash bonuses for 2008, the Compensation Committee considered the fact that, although the Company’s results were adversely affected by difficult economic conditions, the Company’s executive officers provided leadership in a tough operating environment and successfully implemented several management and operational initiatives that will benefit the Company in the future ~~and provided leadership in a tough operating environment.~~, including improvements to the Company’s sales and marketing, underwriting and claims handling, information technology and financial reporting functions. The Compensation Committee believes that the future benefits to the Company from these initiatives will be at least commensurate with the amount of bonuses awarded to the executive officers for 2008. Cash bonuses paid for fiscal 2008 to named executive officers are reflected in the Summary Compensation Table.”
Form 10-Q for the Quarterly Period Ended December 31, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Investments, page 17
7.	Please revise your proposed disclosure to include items “b” and “e” under our original comment eight for Level 2.
Response: The following disclosure was included on page 5 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. The bold and underlined text was included in the report in response to the Staff’s comment. The Company intends to include similar disclosure, as appropriate, in its future filings with the Commission:
“The fair values of the Company’s fixed maturities are determined by management after taking into consideration available sources of data. All of the portfolio valuations classified as Level 1 or Level 2 in the above table are priced exclusively by utilizing the services of independent pricing sources using observable market data. The Level 2 classified security valuations are obtained from a single independent pricing service. The Level 3 classified securities in the table above consist of seven collateralized mortgage obligations that are priced from non-binding broker quotes obtained from a single dealer familiar with each particular security or model driven valuations that do not have observable market data. Based on the nature of these securities and the lack of similar securities trading to obtain observable market data, the Company believes that these Level 3 valuations are more subjective in nature. The Company has not made any adjustments to the prices obtained from the independent pricing sources and dealers.
The Company has reviewed the pricing techniques and methodologies of the independent pricing sources and dealers and believes that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. The Company monitors security-specific valuation trends and discussed material changes or the absence of expected changes with the pricing sources to understand the underlying factors and inputs and to validate the reasonableness of the pricing.”

Mr. Jim B. Rosenberg
May 22, 2009

     Please do not hesitate to contact me at (615) 742-6236 if you have any questions or further comments.
Respectfully,
/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Ms. Kei Ino (SEC, Staff Accountant) – Via Overnight Courier Mr. Stephen J. Harrison (First Acceptance Corporation)